Exhibit 99.1

Cresco Labs Announces First Quarter 2022 Results

Company reports 20% year-over-year revenue growth and 45% year-over-year adjusted EBITDA1 growth – and continues industry leadership in branded wholesale and retail productivity

Clears first milestone in proposed Columbia Care transaction with expiration of 30-day HSR2 review period

CHICAGO—(BUSINESS WIRE)— Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco Labs” or the “Company”), a vertically integrated, multi-state operator and the number one U.S. wholesaler of branded cannabis products, today released its financial results for the three months ended March 31, 2022. All financial information presented in this release is reported in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and in U.S. dollars.

First Quarter 2022 Financial Highlights

•	First quarter revenue of $214 million, up 20% year-over-year

•	Gross profit excluding fair value mark-up for acquired inventory of $113 million, or 53% of revenue, an increase of 29% year-over-year

•	First quarter adjusted EBITDA[1] of $51 million, or 24% of revenue, an increase of 45% year-over-year

•	Wholesale revenue of $95 million, maintained position as #1 seller of branded cannabis products in U.S. with leading share in the flower, concentrates, and vape categories

•	Retail revenue increased 44% year-over-year, to $119 million, or $2.5 million per average store open in the quarter and same-store-sales increased 9% year-over-year

•	Ended the quarter with $179 million of cash on hand

•	Opened four new retail stores, three in Florida and one in Pennsylvania, bringing the Company’s total retail footprint to 50

•	Launched branded product portfolio in Florida, including High Supply®, Good News®, Remedi™ and Sunnyside* Chews

1 See “Non-GAAP Financial Measures” at the end of this press release for more information regarding the Company’s use of non-GAAP financial measures.

2 Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”)

Management Commentary

“Q1 was a solid quarter for the Cresco Labs team in a challenging environment for all consumer product categories. While our 10-state footprint saw a cumulative sequential contraction of 4.5%, we held or took market share in most of our states and outperformed the markets with our 2% decline. We understand that an emerging industry’s growth trajectory is rarely linear, especially a highly regulated industry with a fragmented state-by-state structure, conflicting federal and state laws, and the addition of general macro pressures. Notwithstanding, we continue to execute with a clear and focused strategy to obtain market leadership with a portfolio of cannabis brands consumers love and a plan to get them on as many shelves as possible. The strategy remains constant, and the Columbia Care acquisition announced in the quarter simply fits these stated priorities hand-in-glove. We are pairing the best consumer brands with a broad, deep and strategic footprint,” said Charles Bachtell, Co-Founder and CEO of Cresco Labs.

“The first quarter showed the resilience and strength of the business we have built over the past few years. We remain focused on playing the long game and building a business that will be a lasting leader in the cannabis industry under any regulatory outcome. The compliance-focused foundation of both Cresco Labs and Columbia Care is helping ensure a smooth progression towards deal approval through a reasonable and manageable regulatory process. We recently crossed our first milestone by passing the federal HSR review process on May 16 and we do not expect state regulatory approvals to be an issue for our closing timeline,” Mr. Bachtell concluded.

Balance Sheet, Liquidity, and Other Financial Information

•

As of March 31, 2022, current assets were $400 million, including cash and cash equivalents of $179 million. The Company had working capital of $69 million and senior secured term loan debt, net of discount and issuance costs, of $378 million.

•	Total shares on a fully converted basis were 439,870,970 as of March 31, 2022.

Social Equity and Education Development Program

•

Over the past few months, The Sentence of Michael Thompson documentary has been accepted into eight film festivals and has won a Clio Award, Audience Choice Award at the South by Southwest Film Festival, and Best Documentary Short Film Award at the RiverRun International Film Festival. The short film was produced by the Company’s Cresco® brand and aims to help people truly understand the gravity of the impact of injustice on the lives of people adversely impacted by the War on Drugs. This is all in furtherance of the Company’s mission to leverage its platform to drive awareness and action toward cannabis legalization and criminal justice reform.

Capital Markets and M&A Activity

•	On March 23, 2022, the Company announced a definitive arrangement agreement whereby Cresco will acquire Columbia Care in an all-stock transaction. Please click here for additional details.

•	On May 16, 2022, the Company announced the expiration of the 30-day waiting period under the HSR in connection with the proposed Columbia Care transaction.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results on Wednesday, May 18, 2022, at 8:30am Eastern Time (7:30am Central Time). The conference call may be accessed via webcast or by dialing 1-844-200-6205 (US Toll Free), 1-833-950-0062 (CDN Toll Free), 1-646-904-5544 (US Local), +1 929-526-1599 (Other) providing access code 017231. Archived access to the webcast will be available for one year on the Cresco Labs’ investor relations website.

Consolidated Financial Statements

The financial information reported in this press release is based on unaudited management prepared financial statements for the three months ended March 31, 2022. These financial statements have been prepared in accordance with U.S. GAAP. This release contains certain preliminary financial results for first quarter, including Cost of goods sold; Gross profit; Impairment loss; Other expense, net; Income tax expense; Net loss; Inventory, net; Goodwill; and Deferred, contingent consideration and other payables, short-term. The Company expects to file its unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022, on SEDAR by May 19, 2022. Accordingly, such financial information may be subject to change. All financial information contained in this press release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes between the information contained in this press release and the consolidated financial statements it files on SEDAR, to the extent that the financial information contained in this press release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this press release shall be deemed to be modified or superseded by the Company’s filed financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2021, previously filed on SEDAR.

Cresco Labs references certain non-GAAP financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-GAAP Financial Measures” section below for more detailed information.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”), Adjusted EBITDA, and Adjusted gross profit are non-GAAP financial measures and do not have standardized definitions under U.S. GAAP. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with U.S. GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with U.S. GAAP and may not be comparable to similar measures presented by other issuers. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the U.S. GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. The Company has not quantitatively reconciled its guidance for forward-looking non-GAAP metrics to their most comparable U.S. GAAP measures because the Company does not provide specific guidance for the various reconciling items as certain items that impact these measures have not occurred, are out of the Company’s control, or cannot be reasonably predicted. Accordingly, a reconciliation to the most comparable U.S. GAAP financial metric is not available without unreasonable effort. Please note that the unavailable reconciling items could significantly impact the Company’s results.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically integrated, multistate cannabis operators in the United States, with a mission to normalize and professionalize the cannabis industry. Employing a consumer-packaged goods (“CPG”) approach, Cresco Labs is the largest wholesaler of branded cannabis products in the U.S. Its brands are designed to meet the needs of all consumer segments and comprised of some of the most recognized and trusted national brands including Cresco®, Cresco Reserve®, High Supply®, Mindy’s™, Good News®, Remedi™, Wonder Wellness Co.® and FloraCal®. Sunnyside*®, Cresco Labs’ national dispensary brand, is a wellness-focused retailer created to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco Labs operates the industry’s largest Social Equity and Educational Development initiative, SEED™, which was established to ensure that all members of society have the skills, knowledge and opportunity to work and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2021, filed on March 25, 2022, other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco Labs’ shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Cresco Labs Inc.

Financial Information and Non-GAAP Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations

For the Three Months Ended March 31, 2022, December 31, 2021 and March 31, 2021

	For the Three Months Ended
($ in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Revenue	$214,391	$217,787	$178,437
Cost of goods sold	107,018	107,765	91,414

Gross profit	107,373	110,022	87,023
Gross profit %	50.1%	50.5%	48.8%
Operating expenses:
Selling, general and administrative	76,048	70,540	59,549
Share-based compensation	6,506	4,496	5,595
Depreciation and amortization	4,552	4,484	5,641
Impairment loss	—	14,945	—

Total operating expenses	87,106	94,465	70,785

Income from operations	20,267	15,557	16,238

Other expense:
Interest expense, net	(14,363)	(14,851)	(11,302)
Other (expense) income, net	(6,772)	10,911	(12,340)
Loss from equity method investments	—	—	(1,196)

Total other expense, net	(21,135)	(3,940)	(24,838)

(Loss) income before income taxes	(868)	11,617	(8,600)
Income tax expense	(22,807)	(23,528)	(15,524)

Net loss [1]	$(23,675)	$(11,911)	$(24,124)

[1]	Net loss includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Reconciliation of Gross Profit to Adjusted Gross Profit (Non-GAAP)

For the Three Months Ended March 31, 2022, December 31, 2021 and March 31, 2021

	For the Three Months Ended
($ in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Revenue	$214,391	$217,787	$178,437
Cost of goods sold [1]	107,018	107,765	91,414

Gross profit	$107,373	$110,022	$87,023
Fair value mark-up for acquired inventory	5,322	8,407	585

Adjusted gross profit (Non-GAAP)	$112,695	$118,429	$87,608

Adjusted gross profit %	52.6%	54.4%	49.1%

[1]	Production (cultivation, manufacturing, and processing) costs related to products sold during the period.

Cresco Labs Inc.

Summarized Unaudited Consolidated Statements of Financial Position

As of March 31, 2022 and December 31, 2021

($ in thousands)	March 31, 2022	December 31, 2021
Cash and cash equivalents	$179,320	$223,543
Other current assets	220,480	198,212
Property and equipment, net	394,994	369,092
Intangible assets, net	435,930	437,644
Goodwill	448,336	446,767
Other non-current assets	105,877	105,205

Total assets	$1,784,937	$1,780,463

Total current liabilities	331,194	288,394
Total long-term liabilities	689,998	694,333
Total shareholders’ equity	763,745	797,736

Total liabilities and shareholders’ equity	$1,784,937	$1,780,463

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA (Non-GAAP)

For the Three Months Ended March 31, 2022, December 31, 2021 and March 31, 2021

	For the Three Months Ended
($ in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Net loss [1]	$(23,675)	$(11,911)	$(24,124)
Depreciation and amortization	10,960	8,197	10,151
Interest expense, net	14,363	14,851	11,302
Income tax expense	22,807	23,528	15,524

Earnings before interest, taxes, depreciation, and amortization (EBITDA) (Non-GAAP)	$24,455	$34,665	$12,853

Other expense (income), net	6,772	(10,911)	12,340
Loss from equity method investments	—	—	1,196
Fair value mark-up for acquired inventory	5,322	8,407	585
Adjustments for acquisition and other non-core costs	6,694	4,954	1,738
Impairment loss	—	14,945	—
Share-based compensation	7,506	4,933	6,280

Adjusted EBITDA (Non-GAAP)	$50,749	$56,993	$34,992

[1]	Net (loss) includes amounts attributable to non-controlling interests.

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2022, December 31, 2021 and March 31, 2021

	For the Three Months Ended
($ in thousands)	March 31, 2022	December 31, 2021	March 31, 2021
Net cash (used in) provided by operating activities	$(3,418)	$37,653	$12,950
Net cash (used in) investing activities	(34,219)	(64,107)	(26,790)
Net cash (used in) provided by financing activities	(6,365)	(2,375)	132,206
Effect of foreign currency exchange rate changes on cash	(180)	134	(169)

Net (decrease) increase in cash and cash equivalents	$(44,182)	$(28,695)	$118,197

Cash and cash equivalents and restricted cash, beginning of period	226,102	254,797	140,774

Cash and cash equivalents and restricted cash, end of period	$181,920	$226,102	$258,971

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Megan Kulick, Cresco Labs

SVP, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Source: Cresco Labs Inc.